As filed with the Securities and Exchange Commission on May 16, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

The Federative Republic of Brazil	TIM Holding Company	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Translation of Registrant’s name into English)	(I.R.S. Employer Identification Number)

Avenida das Américas

3434-7° andar

22640-102 Rio de Janeiro,

RJ, Brazil

Telephone: + 55 (21) 4009-3742

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 590-9100

(Name, address, and telephone number of agent for service)

Please send copies of all communications to:

W. Preston Tollinger Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 212-309-6000 (telephone) 212-309-6001 (facsimile)	Carlos J. Spinelli-Noseda Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 212-558-4000 (telephone) 212-558-3588 (facsimile)

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered/proposed maximum offering price per unit/proposed maximum aggregate offering price/amount of registration fee(1)
Preferred shares(2)(3)

(1)	An indeterminate aggregate initial offering price or number of securities of each identified class is being registered as may from time to time be issued at indeterminate prices. In accordance with Rules 456(b) and 457(r) under the Securities Act, the Registrant is deferring payment of all of the registration fee.
(2)	Includes preferred shares, which may be represented by ADSs, initially offered and sold outside the United States that may be resold from time to time inside the United States as part of their distribution. Offers and sales of preferred shares, which may be represented by ADSs, outside of the United States are being made pursuant to Regulation S and are not covered by this Registration Statement.
(3)	A separate registration statement on Form F-6 will be filed with respect to the American depositary shares (“ADSs”) evidenced by American depositary receipts. Each ADS represents 10,000 preferred shares, no par value.

PROSPECTUS

TIM Participações S.A.

Preferred Shares

American Depositary Shares

Our preferred shares are listed on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo—BOVESPA), or BOVESPA, under the symbol “TCSL4”. Our American depositary shares, or ADSs, each representing 10,000 of our preferred shares, are listed on the New York Stock Exchange under the symbol “TSU.”

When securities are offered under this prospectus, we will provide you with a prospectus supplement describing the terms of the specific issues of securities including the offering price of the securities. You should read this prospectus and the accompanying prospectus supplement carefully before you invest. The securities may be offered directly to purchasers, through underwriters, dealers or agents, or through any combination of these methods, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated May 16, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, the securities covered by this prospectus may be sold in one or more offerings. Each time we or any selling securityholder offers securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Available Information.” The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities offered under this prospectus. Statements contained in this prospectus and the applicable prospectus supplement about the provisions or content of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Available Information.”

You should rely only on the information contained or incorporated by reference in this prospectus, any free writing prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. This prospectus may only be used to sell securities if it is accompanied by a prospectus supplement. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained or incorporated by reference in this prospectus, the applicable prospectus supplement or any other offering material is accurate as of any date other than the dates on the front of those documents.

AVAILABLE INFORMATION

We file annual reports on Form 20-F with, and furnish other reports and information on Form 6-K to, the SEC. You may also read and copy any document we file or furnish at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. Our filings with the SEC are also available through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

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We have filed a registration statement on Form F-3 under the U.S. Securities Act of 1933, as amended, with the SEC covering the securities. For further information on the securities of TIM Participações S.A. you should review our registration statement and its exhibits.

The SEC allows us to “incorporate by reference” the information we file with them, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC in the future and incorporate by reference in this prospectus will automatically update and supersede information in this prospectus and information previously incorporated by reference in this prospectus.

We incorporate by reference the following documents or information which we filed with, or furnished to, the SEC:

•	our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC on May 16, 2006;

•	our current reports on Form 6-K/A filed on May 12, 2006, which contains TIM Participações’ financial information for the three months ended March 31, 2006 submitted to the Comissão de Valores Mobiliários (the Brazilian Securities Commission) and on Form 6-K filed on May 16, 2006, which contains supplemental financial information consisting of consolidated financial statements of TIM Participações S.A. and consolidated financial statements of TIM Celular S.A.;

•	our registration statement on Form 20-F filed with the SEC on September 18, 1998, describing our capital stock, including any further amendments or reports filed for the purpose of updating those descriptions; and

•	any filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, as well as any Form 6-K furnished to the SEC to the extent such Form 6-K expressly states that we incorporate such form by reference, on or after the date of this prospectus and before the termination of any offering of securities hereunder.

You may request, orally or in writing, a copy of any filing referred to above, excluding exhibits, other than those specifically incorporated by reference into the documents you request, at no cost, by contacting us at the following address: Avenida das Américas, 3434-6º andar – 22640-102 Rio de Janeiro, RJ, Brazil – phone + 55 (21) 4009-3742, Attn: Investor Relations.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is prohibited. You should assume that the information appearing in this prospectus, as well as information we previously filed with, or furnished to, the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

RISK FACTORS

You should carefully consider the important factors set forth under the heading “Risk Factors” in our latest annual report on Form 20-F incorporated in this prospectus by reference (“Annual Report”) and the accompanying prospectus supplement before investing in any securities that may be offered hereunder.

FORWARD-LOOKING STATEMENTS

This prospectus, the accompanying prospectus supplement and the documents incorporated in this prospectus by reference contain statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are, therefore, not guarantees of future results. Forward looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after the date on which they are made because of new information, future events and other factors. We, and our representatives, may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. These statements appear in a number of places in this prospectus and the documents incorporated in this prospectus by reference, principally in “Business” and in our Annual Report in “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” and include statements regarding our intent, belief or current expectations with respect to:

•	Brazilian wireless industry conditions and trends;

•	characteristics of competing networks’ products and services;

•	estimated demand forecasts;

•	growing our subscriber base and especially our postpaid subscribers;

•	development of additional sources of revenue;

•	strategy for marketing and operational expansion;

•	achieving and maintaining customer satisfaction;

•	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and

•	capital expenditures forecasts.

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	general economic and business conditions, including the price we are able to charge for our services and prevailing foreign exchange rates;

•	our ability to generate income as a consolidated entity subsequent to the TIM Celular Acquisition;

•	competition, including expected characteristics of competing networks, products and services and from increasing consolidation in our industry;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our ability to anticipate trends in the Brazilian telecommunications industry, including changes in market size, demand and industry price movements, and our ability to respond to the development of new technologies and competitor strategies;

•	our ability to expand our services and maintain the quality of the services we provide;

•	the rate of customer churn we experience;

•	changes in official regulations and the Brazilian government’s telecommunications policy;

•	political economic and social events in Brazil;

•	access to sources of financing and our level and cost of debt;

•	our ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	the adverse determination of disputes under litigation;

•	inflation, interest rate and exchange rate risks; and

•	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors” and elsewhere in our Annual Report incorporated in this prospectus by reference.

PRESENTATION OF INFORMATION

In this prospectus, TIM Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM”, “TIM Participações” or the “Holding Company.” References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, one or more of TIM Celular S.A. (“TIM Celular”), Maxitel S.A. (“TIM Maxitel”), TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”) and TIM Sul S.A. (“TIM Sul”), each a directly or indirectly wholly-owned operating subsidiary of the Holding Company and a corporation organized under the laws of the Federative Republic of Brazil.

The Holding Company is the result of the merger of Tele Nordeste Celular Participações S.A. (“TND”), then the controlling shareholder of TIM Nordeste, with and into Tele Celular Sul Participações S.A. (“TSU”), then the controlling shareholder of TIM Sul, on August 30, 2004 (the “TND/TSU Merger”). TIM Sul is the result of the prior merger of Telesc Celular S.A. and CTMR Celular S.A. into Telepar Celular S.A., which subsequently changed its name to TIM Sul. TIM Nordeste is the result of the prior merger of Telpa Celular S.A., Telern Celular S.A., Teleceará Celular S.A., Telepisa Celular S.A. and Telasa Celular S.A. into Telpe Celular S.A., which subsequently changed its name to TIM Nordeste.

On March 16, 2006, the Holding Company acquired all of the share capital of TIM Celular, then a wholly-owned subsidiary of our controlling shareholder, TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), pursuant to a transaction in which TIM Brasil received shares of the Holding Company (the “TIM Celular Acquisition”). As a result, TIM Celular and its subsidiary TIM Maxitel became our subsidiaries.

References to “we”, “us” and “our”, means the Holding Company and, with regard to the three months ended March 31, 2006, includes the combined operations of TIM Celular, TIM Maxitel, TIM Nordeste and TIM Sul; with regard to 2005 and 2004, includes the combined operations of TIM Nordeste and TIM Sul only; and with regard to 2003 and prior years, includes the operations of TIM Sul only; unless in each case the context otherwise requires. Whenever we use the phrase “pro forma”, unless stated to the contrary, we are including the operations of TIM Celular, TIM Maxitel, TIM Nordeste and TIM Sul for the entire period related to the information provided.

References to “Telecom Italia” are to Telecom Italia S.p.A.

The “Technical Glossary” at the end of this prospectus provides definitions of certain technical terms used in this prospectus and in the documents incorporated in this prospectus by reference.

TIM is a registered mark in Brazil owned by Telecom Italia.

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PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus as further described under “Available Information.” This summary does not contain all the information that you should consider before investing in the securities being offered by this prospectus. You should carefully read the entire prospectus, the documents incorporated by reference into this prospectus and the prospectus supplement relating to the securities that you propose to buy.

TIM Participações S.A.

TIM Participações S.A. is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil and is the only nationwide wireless provider in Brazil.

Our headquarters are located at Avenida das Américas, 3434-7° andar, 22640-102, Rio de Janeiro, RJ, Brazil, and our telephone number is +55 (21) 4009-3742.

The Securities

Our preferred shares and American Depositary Shares, or ADSs, may be offered from time to time in amounts, at prices and on terms to be determined at the time of the offering. When we use the term “securities” in this prospectus, we mean any of the securities we may offer pursuant to this prospectus and a prospectus supplement, unless we say otherwise. This prospectus, including the following summary, describes the general terms that may apply to the securities. The specific terms of any particular securities offered will be described in a separate supplement to this prospectus.

Preferred Shares

Our preferred shares may be offered in one or more series. Our preferred shares may be represented by American Depositary Shares. Our preferred shares rank before our common shares in entitlement to dividends and distributions upon dissolution and liquidation of TIM Participações S.A. Our preferred shares have no voting rights, other than in the limited circumstances described in “Item 10. Additional Information—Memorandum and Articles of Association—Rights Relating to our Shares—Voting Rights” of our Annual Report incorporated in this prospectus by reference. For any particular series of preferred shares, your prospectus supplement will describe the specific designation; the aggregate number of shares offered; the rate and periods, or manner of calculating the rate and periods, for dividends; the stated value and liquidation preferred amount; the redemption terms; and any other specific terms.

American Depositary Shares

American Depositary Shares, or ADSs, representing our preferred shares, as evidenced by ADRs, may also be offered. ADRs are American depositary receipts, which usually make owning foreign shares easier. Each ADS will represent 10,000 preferred shares. The ADSs have been or will be issued by JPMorgan Chase Bank, N.A., as depositary.

Listing

Our ADSs are listed on the New York Stock Exchange under the symbol “TSU” and our preferred shares are listed on the BOVESPA under the symbol “TCSL4.” If any securities offered hereby are to be listed on any additional securities exchange or quoted on a quotation system, the applicable prospectus supplement will so indicate.

Use of Proceeds

Unless we indicate otherwise in the applicable prospectus supplement, we intend to use the net proceeds from any initial sales of securities to provide additional funds for our operations and for other general corporate purposes. We will not receive any proceeds from any sale of securities by any selling securityholders.

Manner of Offering

The securities may be offered in connection with their initial issuance or in resale transactions by selling securityholders after initial issuance. Those offered in resale transactions may be securities that will only be issued after the date of this prospectus, as well as securities that we have previously issued.

The securities may be offered directly to purchasers, through underwriters, dealers or agents, or through any combination of these methods, on a continuous or delayed basis. The applicable prospectus supplement will include any required information about these firms and the discounts or commissions paid to them for their services.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we intend to use the net proceeds from any initial sales of the securities offered under this prospectus and the accompanying prospectus supplement to provide additional funds for our operations and for other general corporate purposes. General corporate purposes may include the repayment or reduction of indebtedness, financing acquisitions and meeting working capital requirements. We will not receive any proceeds from any sales by selling securityholders.

THE BRAZILIAN MOBILE TELECOMMUNICATIONS INDUSTRY

General

As of the end of 2005, Brazil was the world’s fifth most populous nation with a population of approximately 185 million, and Latin America’s largest economy. Pyramid Research, Inc., an independent U.S. telecommunications market research firm, estimates that Brazil represented approximately 37% of Latin America’s total telecommunications market as of the end of 2005. According to the Brazilian National Agency of Telecommunications (Agência Nacional de Telecomunicações), or Anatel, as of December 31, 2005, there were approximately 86 million mobile line customers and 39 million fixed line customers representing a penetration rate of, respectively, 47% and 21% of Brazil’s population.

The Brazilian mobile market has rapidly expanded in recent years, while the number of fixed lines has remained essentially the same since 2002. In 2003, the number of mobile lines surpassed the number of fixed lines. While the fixed line penetration rate peaked at 23%, the mobile penetration rate reached 36% at the end of 2004 and was 47% at the end of 2005. During 2005 the number of mobile lines increased by approximately 20 million, or 30%, from approximately 66 million at the end of 2004 to approximately 86 million at the end of 2005.

Structure

Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás, as a regulated monopoly, acquired almost all the telephone companies operating in Brazil. Beginning in 1995, the Brazilian federal government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In 1996 and 1997, new Brazilian laws and decrees were adopted which provided for the privatization of Telebrás and introduced competition by allowing the auction of authorizations and concessions to privately-owned telecommunications service providers, while establishing Anatel as an independent regulatory agency.

The new regulatory framework established the structure of the Brazilian mobile telecommunications industry in place today. Ten wireless areas were established by Anatel (see map on page 11). The cellular operations of Telebrás and another state-owned company were spun off into new holding companies. When these holding companies were privatized their operating subsidiaries became the legacy monopoly providers in each of the ten wireless areas, servicing essentially all the mobile customers then in the area. To introduce competition, additional bandwidths were auctioned off. As a result, seven of such ten areas now have four mobile service providers, and the rest have three such providers.

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers. These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers. As of March 31, 2006, there were approximately 89 million mobile lines, representing 48% of the population. Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, its focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers. According to Anatel, at the end of both 2004 and 2005, in Brazil approximately 81% of mobile lines were prepaid and 19% were postpaid, notwithstanding a 20 million increase in the number of subscribers during 2005. The average monthly revenue per mobile customer in Brazil for 2005 was approximately R$28.

Three different technologies, TDMA, CDMA and GSM, are deployed by mobile telecommunications providers in Brazil. According to Anatel, GSM is the leading technology, used by approximately 45 million mobile subscribers, or 52% of all subscribers, at the end of 2005. GSM is also the fastest growing, with usage increasing during 2005 by more than 100% from 22 million users at the end of 2004. GSM is an advanced technology, which facilitates the offering of many value-added services and can also be offered with high speed EDGE technology which further facilitates data and multimedia services. CDMA technology ranked second, used by approximately 24 million subscribers in 2005, while TDMA ranked third with 17 million users. Operators are in general phasing out TDMA networks, migrating customers to GSM or CDMA.

Leading Service Providers

In addition to TIM, there are two other major participants in the Brazilian mobile market, Vivo and Claro, and three significant but smaller participants, Oi, the Telemig Group and Brasil Telecom Celular.

TIM is the brand name under which we market our mobile telecommunications services. As of the end of 2005, on a pro forma basis we had approximately 20 million subscribers in Brazil, representing a 23.4% market share, according to Anatel. During 2005, we narrowed Vivo’s lead in market share and consolidated our position as the second largest mobile operator in Brazil in terms of subscribers. We offer GSM, including EDGE, and TDMA technology. Our subsidiaries hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us the only mobile operator in Brazil offering nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. Our network covers approximately 85% of the country’s population based on Anatel’s coverage criteria.

Vivo Participações S.A. is jointly controlled by Portugal Telecom and Spain’s Telefónica Móviles. In six of the eight areas in which Vivo operates it is the owner of the legacy monopoly mobile operators acquired in Brazil’s telecommunications privatization. Vivo is the largest mobile service provider in Brazil in terms of users, with approximately 30 million subscribers in Brazil, representing a 34.5% market share, as of the end of 2005 according to Anatel. Vivo offers TDMA and CDMA, but not GSM, technology. Vivo holds mobile licenses in all areas of Brazil, other than areas 4 and 10 (Minas Gerais and Northeast) (see map on page 11). Its network covers approximately 64% of the country’s population based on Anatel’s coverage criteria.

Claro is the brand name used by various Brazilian companies controlled by America Móvil, S.A. de C.V., a Mexican company which offers telecommunications services in various parts of Latin America. As of the end of 2005, Claro had approximately 19 million mobile subscribers in Brazil, representing a 21.6% market share, according to Anatel. Claro offers TDMA and GSM, including EDGE, technology. Claro holds mobile licenses in all areas of Brazil, other than area 8 (North) (see map on page 11). Its network covers approximately 69% of the country’s population based on Anatel’s coverage criteria.

Oi is the brand name used by TNL PCS S.A., a subsidiary of Tele Norte Leste Participações S.A., or Telemar, one of the Telebrás legacy fixed line carriers in Brazil. As of the end of 2005, Oi had approximately 10 million subscribers in Brazil, representing a 12.0% market share, according to Anatel. Oi offers GSM, including EDGE, technology. Oi holds mobile licenses in areas 3, 4, 8, 9 and 10 (see map on page 11). Oi’s network covers approximately 37% of the country’s population based on Anatel’s coverage criteria.

The Telemig Group is a provider of mobile telecommunications services in the state of Minas Gerais and in the North through its operating subsidiaries Telemig Celular S.A. and Amazônia Celular S.A. As of the end of 2005, Telemig Celular and Amazônia Celular collectively had approximately 5 million mobile subscribers in Brazil, representing a 5.3% market share, according to Anatel. Telemig Celular and Amazônia Celular offer GSM, including EDGE, and TDMA technology. Telemig Celular holds a mobile license in area 4 and Amazônia Celular holds a mobile license in area 8 (see map on page 11). Their combined networks cover approximately 15% of the country’s population based on Anatel’s coverage criteria.

Brasil Telecom S.A., another Telebrás legacy fixed line carrier, began providing mobile services in 2004 through its subsidiary Brasil Telecom Celular S.A. As of the end of 2005, Brasil Telecom Celular had approximately 2 million mobile subscribers in Brazil, representing a 2.6% market share, according to Anatel. Brasil Telecom Celular offers GSM, including EDGE technology. Brasil Telecom Celular holds mobile licenses in areas 5, 6 and 7 (see map on page 11). Its network covers approximately 20% of the country’s population based on Anatel’s coverage criteria.

Outlook

Currently, there are four mobile telecommunications providers operating in seven of the wireless areas and three mobile providers operating in the other three areas. In February 2006, Anatel unsuccessfully attempted to auction the remaining licenses in the three areas with less than four mobile providers. It is expected, however, that within the next few years Anatel will auction licenses to provide mobile telecommunications services over additional bandwith frequencies to accommodate emerging technologies, such as third generation, or 3G.

Number portability is not yet in effect in Brazil, but Anatel is expected within the next few years to require mobile service providers to allow customers to keep their numbers when changing carriers.

BUSINESS

General

We are the only nationwide mobile telecommunications provider in Brazil, offering services in all ten wireless areas, and the second largest mobile provider in Brazil based on the number of subscribers and service revenues.

In 2005, based on Anatel data we were the fastest growing Brazilian mobile telecommunications provider, as we increased the number of our subscribers on a pro forma basis by approximately 6.6 million, representing approximately 32% of all new net subscribers during that year. With 21 million mobile lines as of March 31, 2006, according to Anatel our market share in Brazil was approximately 23.5%.

We primarily use the global system for mobile communications technology, or GSM, to provide mobile telecommunications services throughout Brazil. In four of our areas we still offer time-division multiple access technology, or TDMA, in addition to GSM. Since the introduction of GSM technology in the fourth quarter of 2002 by TIM Celular, the percentage of our customers using GSM technology has rapidly increased, reaching approximately 85% as of March 31, 2006. In those areas where we still offer TDMA technology, we will continue to try to migrate our remaining TDMA customers to GSM. GSM technology allows us to offer several value-added services, including short message services or text messaging, multimedia messaging services, push-mail, BlackBerry service (the first provider in Brazil to do so), video call, turbo mail, wireless application protocol, or WAP, downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content and services. We provide interconnection services to fixed line and mobile service providers as well. We also offer national and international long distance services, on a nationwide basis, through TIM Celular.

For the three months ended March 31, 2006, we generated net operating revenues of R$2,131.6 million compared to R$1,812.7 million in the three months ended March 31, 2005 (on a pro forma basis giving effect to the TIM Celular Acquisition). For 2005, we generated net operating revenues of R$8,411.1 million compared to R$6,253.8 million in 2004 (each on a pro forma basis giving effect to the TIM Celular Acquisition).

Our Strengths

Our primary objectives are to continue to grow our business, maintaining and improving our strong position in the mobile telecommunications market in Brazil in terms of number of subscribers, customer satisfaction and revenue per customer, and to maximize value to our shareholders by leveraging the strengths described below, which we believe we possess.

National Coverage

We are the only nationwide wireless service provider in Brazil. We estimate that as of March 31, 2006 our network covered approximately 91% of the Brazilian urban population, based on Anatel’s data and criteria that reflect the extent of mobile coverage, compared to comparable coverage of approximately 84% by our closest competitor in this regard. As a result of our national footprint, which includes long distance, we are able to offer our corporate and individual customers special packages for service, including long distance, anywhere in the country, and lower rates on calls between certain parts of Brazil since we do not have to pass on fees for switching carriers. While we may continue to selectively expand our coverage of the Brazilian population, we are focusing on the quality of coverage we provide by augmenting our coverage in buildings, tunnels and on major roadways and the capacity of our network in high usage areas.

Strong Brand

We have marketed our services under the “TIM” brand since 1999, which is today recognized as a leading brand in Brazil. As the only wireless provider offering services nationwide in Brazil, the “TIM” brand is the only brand that can benefit from its presence throughout the country. According to a survey conducted in 2005 by the independent DataFolha Institute, the “TIM” brand was designated “Top of Mind”, indicating it was the first mobile telecommunications provider that came to mind for the majority of all the people polled in Brazil. We seek to maintain the strength of our brand through our marketing efforts, customer service and high quality mobile service. As indicated by our level of customer satisfaction, we believe that our brand is associated with high quality mobile service and caring for our customer, and that it has contributed to our increase in mobile subscribers, including our acquisition of 32% of all new net mobile subscribers in Brazil in 2005.

Technology of Choice and Diverse Product Offering

GSM, which on March 31, 2006 was used by 85% of our customers, is the technology of choice in Brazil. Our largest competitor does not offer GSM. GSM technology provides users with additional functionality as it uses “SIM Cards” which store the user’s data and may be transferred to other handsets easily, with significant benefits in national and international roaming. Because of the wide availability of GSM, we can also offer a diverse portfolio of value-added services such as short message services or text messaging, multimedia messaging services, push-mail, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content and services. Cities covered by our GSM technology have access to General Packet Radio Service, or GPRS, and in most cases the high-speed Enhanced Data rates for Global Evolution, or EDGE technology, which facilities the use of data and multimedia services. In addition, we were the first provider in Brazil to offer the ability to subscribe for BlackBerry service. We continue to aim to implement advanced technology in order to provide higher-quality and more reliable services to our customers. In furtherance of that goal we carry a wide variety of advanced GSM handsets which enable users to benefit from such technology. We also continue to monitor the status of the possible auction of new bandwidth authorizations by Anatel, which we expect to occur within the next few years. We intend to use any bandwidth acquired in such auction to selectively offer emerging technology, such as 3G, 3.5G and High Speed Downlink Packet Access (HSDPA), when and if deemed useful for our customers and cost effective for us.

High Growth

We were the leading wireless provider in Brazil, based on Anatel data, in terms of net additions of subscribers in 2005, which we attribute to our strong customer service and the quality of our nationwide coverage. We believe that, of our principal wireless competitors, we also had the largest increase in revenues in 2005, with an increase of R$2,157.3 million from 2004 on a pro forma basis, which contributed to a 19.8% reduction in our net loss from 2004 on a pro forma basis. We continue to seek to solidify our strong position in the market by growing our subscriber base while achieving profitability through controlling margins and customer acquisition costs.

Leverage Relationship with Telecom Italia S.p.A.

Our controlling shareholder, Telecom Italia, is one of the world’s largest telecommunications companies, which we believe provides us the opportunity to negotiate better terms with our suppliers and allows us to apply best practices already developed and applied by Telecom Italia in more mature markets. As a result of its purchasing power, Telecom Italia has the ability to acquire supplies at a lower cost than companies of our size, and, as its subsidiary, we are afforded in certain instances the opportunity to share in such cost savings. For instance, we are able to achieve savings in our network infrastructure, one of our largest expense items, since we and Telecom Italia use primarily the same GSM technology and related equipment. In addition, we have in the past leveraged, and we believe we can continue to leverage, Telecom Italia’s experience in implementing emerging technologies through a “plug-and-play” approach to reduce time to market and generally improve the quality of our service. Telecom Italia’s international presence also affords us other benefits, reflected in our agreements with 252 mobile telecommunications service providers. These agreements allow us to provide our GSM customers the benefit of international roaming services in 154 countries and we have been able to capture a substantial majority of international roaming charges from visitors to Brazil.

High Average Revenue Per User (ARPU)

We believe we have a high quality customer composition as our average revenue per user, or ARPU, on a pro forma basis was the highest of any comparable mobile telecommunications provider in Brazil for 2005, based on financial reports of our competitors. We seek to maintain our high quality customer composition by using sophisticated customer relationship strategies and our customer segmentation approach. We used differentiated offers to strengthen our brand, to retain our current customers and attract new customers, with a focus on higher margin customers.

High Quality Customer Service

We will continue to focus on providing high quality service to our customers. Our goal is to have the highest customer satisfaction of any telecommunications provider in Brazil. We were ranked first among Brazilian wireless providers for customer satisfaction in a survey we commissioned in 2005 by the InterScience Institute, an independent market research firm. We believe we are perceived to offer high quality customer service in the Brazilian mobile telecommunications market. We believe that our focus on customer service enhances our relationship with our subscribers and helps us continue to attract new subscribers, thereby allowing us to grow revenues and improve profitability. We believe that our efforts in part account for us attracting the highest number of net additions of mobile subscribers in 2005, on a pro forma basis. If we can achieve and maintain a clear lead in customer satisfaction, we believe we will be well placed to benefit whenever number portability is required to be offered in Brazil.

Experienced Management Team

We have an experienced management team. Our chief executive officer has more than 30 years of experience in the Brazilian telecommunications industry and our chief financial officer has over 10 years experience in the industry. Our management team works closely with Telecom Italia’s management, taking advantage of its experience in the telecommunications industry and in developing, among other things, a marketing strategy. We believe our management team has been adept at controlling our cost structure while growing our business as evidenced by our margins and understanding customer needs as evidenced by our customers’ satisfaction.

Our Strategy

In addition to leveraging our strengths as described above, our strategy is to focus on what we call customer caring—offering our customers an experience they will value at every point of contact.

Until last year we focused on expanding our geographic coverage and building a recognized national brand, goals which we believe we have achieved. We are now focused on every aspect of the quality of our customers’ experience.

Customer caring for us entails:

•	Establishing different types of distribution points attuned to the needs of different customers, and all with better face-to-face customer service capabilities;

•	Offering a segmented approach to providing customer service to more effectively address individual customer needs;

•	Providing our customers with convenient access to their accounts through our website (“auto atendimento online”);

•	Offering a technically advanced but broad range of cellular handsets responsive to the needs of a broad range of customers;

•	Offering tariff plans targeted for different customers with varying needs;

•	Offering innovative value-added services before our competitors do so;

•	Continuing to focus on improving the quality of our network to improve our customers’ experience; and

•	Offering customer-friendly online access for billing and service activation, as well as other services.

We believe that customer caring will continue to build our brand recognition as a reliable, valuable and lifestyle enhancing experience. We believe it will also help us continue to attract new customers and retain our existing customers, including those who are able to spend more on value-added, higher margin services, and create value for our shareholders, as well as our customers.

Corporate Structure

Substantially all assets held by TIM Participações consist of the shares of its wholly-owned subsidiaries, TIM Celular (which in turn holds the outstanding shares of TIM Maxitel), TIM Nordeste and TIM Sul. The following chart illustrates our current ownership structure:

*	“CS” refers to our common shares.
**	“PS” refers to our preferred shares, which are non-voting.
***	The total is based on one-third of our total share capital being represented by common shares and two-thirds of our total share capital being represented by preferred shares.

On March 16, 2006, we acquired all of the share capital of TIM Celular, then a wholly-owned subsidiary of our controlling shareholder, TIM Brasil, pursuant to a transaction in which TIM Brasil received shares issued by TIM Participações. We intend, subject to prior approval by Anatel, to merge TIM Sul with and into TIM Celular and TIM Nordeste with and into TIM Maxitel in the second half of 2006 in order to, among other things, further simplify our corporate structure and optimize certain tax benefits, including those related to the possible eventual use of accumulated net losses of TIM Celular and TIM Maxitel.

Our Services

We provide nationwide digital communications services based on GSM and TDMA technology, on a postpaid and prepaid basis. We offer our customers automatic roaming services throughout Brazil, allowing customers to obtain mobile telecommunications services while outside our network. We offer a number of value-added services and provide interconnection services to fixed line and mobile service providers. We also offer national and international long distance services through TIM Celular. See “Sources of Revenue”.

Regional Overview

We cover an area containing over 157 million of Brazil’s approximately 186 million inhabitants. Our subsidiaries have approximately 21 million customers located in all of the Brazilian states and in the Federal District. On March 31, 2006, our combined penetration reached approximately 48% and our combined market share totaled approximately 23.5%. The map below shows an overview of the Brazilian mobile telecommunications market based on the ten wireless areas established by Anatel:

Through our subsidiaries, we provide mobile telecommunications services using digital technologies to the ten wireless areas of Brazil shown in the above map, as set forth below.

Operating Subsidiary	Customers (As of March 31, 2006) (in thousands)	Areas Covered	Technology
TIM Celular	9,585.7

Areas 1, 2, 3, 6, 7 and 8 shown above.

Includes the states of Acre, Amapá, Amazonas, Espirito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, Rio de Janeiro, São Paulo and Rio Grande do Sul (except Pelotas, Capão do Leão, Morro Redondo and Turuçu), Tocantins and the Federal District. Also includes the cities of Londrina and Tamarana (state of Paraná).

			GSM

TIM Maxitel	3,652.3	Areas 4 and 9 shown above. Includes the states of Bahia, Minas Gerais and Sergipe.	GSM and TDMA

TIM Nordeste	3,824.9	Area 10 shown above. Includes the states of Alagoas, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Piauí.	GSM and TDMA

TIM Sul	3,955.3

Area 5 shown above.

Includes the states of Paraná (other than the municipalities of Londrina and Tamarana) and Santa Catarina. Includes the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu (state of Rio Grande do Sul).

			GSM and TDMA

The following table sets forth combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated. Except as otherwise indicated, the amounts presented in the following table are our estimates. Numbers for all periods include, on a pro forma basis, the operations of TIM Celular, TIM Maxitel, TIM Nordeste and TIM Sul.

			On December 31,
	On March 31, 2006		2005 (pro forma)		2004 (pro forma)		2003 (pro forma)
	(in millions, except percentages)
Brazilian population (1)		186		185		180		178
Total penetration(2)(3)		48%		47%		36%		26%
Brazilian subscribers		89.4		86.2		65.6		46.4
National percentage subscribers growth		3.7%		31.4%		41.5%		32.9%
Population we cover(1)		138		135		131		119
Percentage of urban population we cover(4)		91%		91%		89%		83%
Total number of our subscribers		21.0		20.2		13.6		8.3
Our percentage growth in subscribers		4.0%		48.5%		63.9%		56.6%
Our percentage of postpaid customers		20.6%		20.1%		21.1%		27.1%
Our ARPU(5)	R$	30.00	R$	34.16	R$	38.92	R$	42.11

(1)	Information from IBGE, based upon Censo Demográfico 2000. The large increase as of December 31, 2005 represents an adjustment made by IBGE.
(2)	Percentage of the total population of Brazil using mobile services equating one mobile line to one subscriber.
(3)	Based on information published by Anatel and IBGE.
(4)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.
(5)	Average monthly revenue earned per TIM subscriber.

Mobile Service Rates and Plans

In Brazil, as in most of Latin America, mobile telecommunications service is offered on a “calling party pays” basis, under which the customer generally pays only for outgoing calls. Additional charges apply when a customer receives or places calls while outside of the customer’s “home registration area”, which are the areas into which we divide our coverage areas.

Under our current authorizations, we are allowed to set prices for our service plans, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel must ratify our basic and other service plans, but its focus is on compliance with the relevant regulatory rules rather than the prices charged. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Rate Regulation” in our Annual Report incorporated by reference in this prospectus. We charge different rates for our services, which vary depending on the time of the day, the day of the week, the customer’s service plan, and the location of the parties on a call.

Anatel regulations require mobile telecommunications providers to offer service to all individuals regardless of income level. We recommend service plans that are suitable to each potential customer’s needs and credit history, such as our prepaid service plans described below. If a customer fails to make timely payment, services can be interrupted. See “—Billing and Collection.”

We offer mobile services under a variety of rate plans to meet the needs of different customer segments, including our corporate customers. The rate plans are either postpaid, where the customer is billed monthly for the previous month, or prepaid, where the customer pays in advance for a specified volume of use over a specified period.

Our postpaid plans include the following charges:

•	monthly subscription charges, which usually include a number of minutes of use that are included in the monthly service charge;

•	usage charges, for usage in excess of the specified number of minutes included in the monthly subscription charge; and

•	additional charges, including charges for value-added services and information.

Certain plans include the cost of national roaming and long distance in the price per minute so that all calls within Brazil cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers who are typically willing to pay higher monthly fees in exchange for minutes included in the monthly service charge and lower per minute usage charges under a single contract, while other plans are designed to satisfy the more limited needs of low-usage postpaid subscribers. We also offer customized services to our corporate clients which may include local call rates between employees wherever located in Brazil.

We also offer several prepaid plans, none of which include monthly charges. Prepaid customers can purchase a prepaid calling card that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification. Our customers can purchase calling cards at our stores and authorized dealers throughout Brazil. Our customers can also recharge their calling cards at various points of sale throughout Brazil, such as banks, grocery stores and gas stations, instead of purchasing a new card. We estimate that as of March 31, 2006, these points of sale numbered over 200,000. Prepaid plans serve the needs of distinct consumer segments such as the youth market, and customers with variable or low income who otherwise would not be able to obtain postpaid service due to their credit profile.

Sources of Revenue

Our total gross revenue by category of activity for each of the last three fiscal years, on a pro forma basis, and for three months ended March 31, 2006, are as set forth below:

Category of Activity	Three months ended March 31, 2006	Year ended December 31,
		2005 (pro forma)(1)	2004 (pro forma)(1)	2003 (pro forma)(2)
	(in millions of reais)
Gross mobile telephone services	2,465.6	8,962.5	6,357.6	4,212.0
Gross sales of handsets and accessories	423.3	2,270.1	1,817.5	1,061.4

Total	2,888.9	11,232.6	8,175.1	5,273.4

(1)	The 2005 and 2004 pro forma information includes TIM Celular and TIM Maxitel.
(2)	The 2003 pro forma information includes TIM Celular and TIM Maxitel and reflects the TND/TSU Merger as if it occurred on January 1, 2003.

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls; and

•	value-added services, including charges for short message services or text messaging, multimedia messaging services, push-mail, BlackBerry service, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content and services.

We also earn revenues from sales of mobile handsets and accessories.

Monthly Subscription Charges

We receive a monthly subscription fee under our postpaid mobile plans, which varies based on the usage limits under the plan.

Network Usage Charges

We divide our coverage areas into certain areas defined as “home registration areas”. Calls within the same home registration area are considered local calls. Each of our customers is registered as a user of one of our 67 home registration areas.

As determined by Anatel, our usage rate categories for local mobile services on a prepaid or postpaid basis are as follows:

•	VC1. The VC1 rate is our base rate per minute and applies to calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.

•	AD. AD is a per-call surcharge applicable to all outgoing calls or incoming calls made or received by a customer while outside such customer’s home registration area.

•	VU-M. VU-M is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for local calls. (See “—Interconnection Charges.”)

As described above under “Mobile Service Rates and Plans”, we are allowed to set the rates we charge within these rate categories. Usage charges are for minutes in excess of those included as part of the monthly subscription charge under the relevant postpaid plan.

Roaming Fees

We receive revenue pursuant to roaming agreements we have entered into with other mobile telecommunications service providers. When a call is made from within our coverage area by a client of another mobile service provider, that service provider is charged a roaming fee for the service utilized, be it voice, text messaging or GPRS, at our applicable rates. Similarly, when one of our clients makes a mobile call when that customer is outside of our coverage area using the network of another service provider, we must pay the charges associated with that call to the mobile service provider in whose coverage area the call originates at the applicable rate of such mobile service provider.

Automatic national roaming permits our customers to use their mobile telephones on the networks of other mobile service providers while traveling or “roaming” in the limited areas of Brazil that are outside of our network, complementing our current mobile coverage. Similarly, we provide mobile telecommunications service to customers of other mobile service providers when those customers place or receive calls while in our network. Mobile service providers party to roaming agreements must provide service to roaming customers on the same basis that such providers provide service to their own clients. All such providers carry out a monthly reconciliation of roaming charges. Our roaming agreements have a one-year term and automatically renew for additional one-year terms.

Interconnection Charges

Interconnection charges represent a significant part of our revenues. We receive interconnection revenues in connection with any call originating from another service provider’s network, mobile or fixed line, which is received by any mobile customer, of ours or of another provider’s, while using our network, except for most local calls, i.e., those within the same home registration area. We charge the service provider from whose network the call originates an interconnection fee for every minute our network is used in connection with the call. The interconnection fees we charge other service providers became freely negotiable in 2005. As these negotiations were not fully successful, these charges are currently subject to an arbitration procedure pending before Anatel. The fees received prior to completion of such arbitration procedure will not be affected by its outcome. As of May 1, 2006, the interconnection fee (VU-M) we charge other mobile operators ranged from R$0.38968 per minute to R$0.42850 per minute. See “Item 4—Information on the Company—Regulation of the Brazilian Telecommunications Industry—PCS Regulation” and “—Interconnection Regulation” in our Annual Report incorporated in this prospectus by reference. On the other hand, we pay an interconnection fee for calls made by our subscribers that use another provider’s fixed line or mobile network.

Long Distance

Telecommunications customers in Brazil are able to select long distance carriers on a per-call basis under the Código de Seleção de Prestadora, or the CSP program, introduced in July 2003, by punching in a two-digit code prior to dialing long distance. This regulation also increased the size of home registration areas, calls within which are local calls, and, as a result, reduced the number of home registration areas.

We offer long distance services to our customers throughout Brazil through our wholly-owned subsidiary TIM Celular. This service allows our mobile customers the option of continuing to use our service for long distance calls, which we believe strengthens our relationship with and the loyalty of our customers, and enhances the perception of our brand as a comprehensive mobile telecommunications service. Mobile customers of other service providers can also choose to use our long distance service.

Under this structure, a customer is charged the VC1 rate directly by us only for calls made by and completed to a number registered within that customer’s home registration area. Long distance calls, however, are charged to a customer by the chosen long distance carrier. Other long distance carriers, in turn, pay us a VU-M fee for any use of our network for a long distance call.

As determined by Anatel, our long distance usage rate categories are as follows:

•	VC2. The VC2 rate applies to calls placed by a customer located in one of our home registration areas selecting us as the long distance carrier, on a per-call basis, to place a call to a person registered in another home registration area within the same wireless area recognized by Anatel;

•	VC3. The VC3 rate applies to calls placed by a customer located in one of our home registration areas selecting us as the long distance carrier, on a per-call basis, to place a call to a person registered outside the same wireless area recognized by Anatel; and

•	VU-M. VU-M is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for long distance calls. (See “—Interconnection Charges.”)

Long distance usage charges are in excess of any long distance services included as part of the monthly subscription charge under any postpaid mobile service plan.

Pursuant to Anatel regulations, only one entity within the TIM Brasil corporate group may provide telecommunications services within a particular authorization area. Prior to the acquisition of TIM Celular, TIM Celular was controlled by Telecom Italia and TIM Brasil but was not a subsidiary of TIM Participações, creating an overlap in long distance authorizations because telecommunications services were being offered by both TIM Celular and TIM Participações, which Anatel required be eliminated within 18 months. This was resolved by the relinquishing of TIM Sul’s, TIM Nordeste’s and TIM Maxitel’s authorizations on January 4, 2005. Since our acquisition of TIM Celular on March 16, 2006, we are again authorized to offer long distance service through TIM Celular.

Value-Added Services

We offer, directly or through agreements entered into with third parties, value-added services, including short message services or text messaging, multimedia messaging services, push-mail, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content to our postpaid and prepaid customers. In addition, we were the first mobile service provider in Brazil to offer subscriptions for BlackBerry service. Under various postpaid mobile plans some value-added services are included in the monthly subscription charge at a specified level of usage.

GSM, the technology used by a substantial majority of our customers, is recognized as a superior platform for these services compared to other existing mobile technology, which we believe positions us well to benefit from the increased popularity of these services in Brazil. Value-added services represented 6.3% and 7.3% of our service revenues in 2005, on a pro forma basis, and the three months ended March 31, 2006, respectively. However, we experienced a significant growth in usage of these services since the beginning of 2005, as illustrated by revenue growth from value-added services of over 100% compared to 2004, on a pro forma basis. We work with Telecom Italia, which makes substantial investment in developing new products, new technology and platforms, to evaluate the value-added services most prized by customers and to reduce implementation problems.

Short Message Services (SMS) or Text Messaging. Since December 2001, through agreements with other providers we have offered two-way short (or text) message services, allowing our subscribers to send and receive short messages to and from users of networks of other carriers. In 2005, SMS represented approximately 60% of the revenue we derived from value-added services on a pro forma basis. Notwithstanding the expectation that other value-added services will begin to generate more revenue, we expect the proportionate contribution of SMS to remain at similar levels, since we believe SMS usage can continue to increase based on the lower usage rates in Brazil compared to Europe and the United States.

Multimedia Messaging Service (MMS). As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account. TIM Celular began to offer MMS through GSM technology to postpaid and prepaid customers in December 2002, adding the ability to send video messages in November 2003.

Downloads. We offer personalized ring tones, true tones, screen savers, business data solutions, games and videoclips for downloading.

Web browsing. Wireless application protocol, or WAP, is a global standard designed to make Internet services available to mobile telephone users. WAP allows a micro “browser” in a mobile phone to link into a gateway service in our network enabling users to browse through different pages of information on the Internet. We currently offer e-mail, data and information services and electronic commerce transactions to our prepaid and postpaid users.

Data transmission. We also offer general packet radio services (GPRS) to our postpaid and prepaid subscribers through our GSM network. GPRS is a non-voice, value-added service that allows information to be sent and received across a mobile network. GPRS radio resources are used only when users are actually sending or receiving data. Rather than dedicating a radio channel to a mobile data user for a fixed period of time, the available radio resource can be concurrently shared between several users. As a result, large numbers of GPRS users can share the same bandwidth and be served from a single cell. The number of users supported depends on the application being used and how much data is being transferred. Because of the spectrum efficiency of GPRS, there is less need to build in idle capacity that is only used during peak hours. GPRS therefore allows us to maximize the use of our network resources. Our network allows customers with enabled devices to use EDGE technology, which is an evolution of GPRS allowing higher data transmission and a better user experience.

Sales of Mobile Handsets

We offer a diverse portfolio of approximately 45 handset models from several handset manufacturers, including Nokia, Samsung, Motorola and Sony Ericsson, for sale through our dealer network, which includes our own stores, exclusive franchises, authorized dealers and department stores. We are focused on offering an array of handsets with enhanced functionality for value-added services, including handsets that make GPRS, EDGE, MMS, MP3, tri-band, infra-red, Bluetooth, browsers, internet, e-mail and Java available, while reducing reliance on the subsidies for handsets that have characterized the Brazilian market. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. At present, we believe that supplies of mobile handsets are sufficient to satisfy demand. See “—Our Network.”

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The rates of such services are being negotiated under the supervision of Anatel.

Sales and Marketing

We commenced marketing our mobile telecommunications services under the brand “TIM” in March 1999. We divide our market into three main categories: large business customers (businesses with four or more mobile lines), medium business customers (businesses with fewer than four mobile lines), and individual customers. These categories are divided further according to level of usage, distinguishing, for example, high-volume users from other categories of usage. We take these categories into account when developing service plans, sales strategies, customer service strategies and new products, as well as for billing and collection purposes. We also use market research reports and focus group studies to analyze our customer base. We refer to this analytical approach to our customer base as “customer segmentation.” We currently intend to reduce our level of promotions and subsidies for handsets and certain prepaid services, and to focus our sales and marketing efforts on postpaid customers, high quality prepaid customers and service plans. In addition, although there can be no assurance, if we can achieve and maintain a clear lead in customer satisfaction we believe we will be well placed to benefit if number portability is introduced in Brazil as expected within the next few years.

As of March 31, 2006, our services were marketed through the largest distribution network in Brazil with over 8,000 points of sale, of which approximately 600 were our own stores or exclusive franchises. In addition, we had over 200,000 recharging points for prepaid service. We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively. We, however, intend to focus on sales through our exclusive stores and franchises as opposed to general retail stores where subsidies often generate losses. Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees. We select our authorized dealers based on a number of factors including the suitability of the premises in which our services and ancillary merchandise will be offered. Our personnel and authorized dealers receive ongoing training and marketing support.

Our Network

Our wireless networks use only digital technologies, primarily GSM, and cover approximately 91% of the urban Brazilian population based to Anatel’s coverage criteria. In four areas, in addition to GSM we offer TDMA, a technology that divides radio spectrum into assigned time slots to transmit signals. As of March 31, 2006, approximately 85% of our subscribers used GSM technology and we expect our remaining TDMA customers to migrate to GSM within the next few years. Because GSM is widely used in Europe and North America, it provides faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, we believe GSM is a better gateway to third generation, or more advanced, wireless technologies and a better platform for value-added services. We do not offer CDMA, an alternative technology that divides radio spectrum using codes rather than time slots, which we believe is an older technology and less well supported by suppliers.

We hold authorizations from Anatel to provide our mobile services in each of the ten wireless areas of Brazil over various frequency spectrums. We are also monitoring the status of the possible auction of new bandwidth authorizations by Anatel. We view the purchase of any frequency made available by Anatel for the provision of mobile services as a priority since having available frequency is at the core of our business.

Our wireless network principally includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches and 8,427 radio base stations in our GSM network and 2,381 radio base stations in our TDMA network as of March 31, 2006. The network is connected primarily by a fiber-optic transmission system leased mainly from Telemar, Embratel, Brasil Telecom and Telefonica. Nokia, Ericsson and Siemens are our main suppliers of GSM network equipment.

In light of the widespread geographic coverage we have already achieved, we are focusing the further expansion and improvement of our GSM network on areas where it is important to increase the quality of our coverage, such as in tunnels, along major roadways, inside buildings in metropolitan areas and in frequented areas, such as tourist destinations, which typically experience high mobile use. We also will continue to ensure our network has the capacity to absorb high call volume where relevant.

Site-Sharing Agreements

With the objective of avoiding unnecessary duplication of networks and infrastructures, Anatel permits telecommunications service providers to use other providers’ networks as secondary support in providing telecommunications services. Therefore, we have allowed other telecommunications service providers to use our infrastructure, and we have used others’ infrastructure, pursuant to site-sharing agreements we have entered into with such providers.

Customer Service

We have nine customer service call centers, five of which we operate in-house and four of which we outsource, which allow our customers to obtain customer service 24 hours a day, 7 days a week. At March 31, 2006, we had approximately 8,700 customer service representatives, comprised of employees and contractors.

We provide each of our customer service representatives with specialized training on one or more of the topics that are most frequently the subject of customer calls. Calls to our customer service numbers are pre-routed through our automated call center to a representative who has received specialized training on the topic most relevant to the customer’s inquiry. In addition, through our customer segmentation analysis we endeavor to direct calls from our high-value customers to in-house customer service representatives or dedicated outsourced representatives to maintain quality control. We have implemented several ways in which our customers can contact us, including the Customer Relations Center and the Customer Council, and we are implementing additional ways to contact us, including our Ombudsman and the hotline “Fale com o Presidente” (Speak to the President). We have also created a Satisfaction Committee, which is comprised of senior management personnel from all the sectors of our companies which maintain a direct relationship with our customers. This committee monitors procedures involving our customers and their relevant quality standards. Through our website, our customers may obtain copies of invoices, as well as access information regarding operations, new services and rate plans. We believe providing this customized service increases customer satisfaction and results in customer retention.

Our customer service strategy focuses on using our streamlined call response structure and specialized training to increase the number of “first call fixes”, or issues that are resolved on the first call to our customer service department, increase the percentage of calls answered, increase the level of service provided and reduce the time taken to resolve issues that cannot be resolved on the first call and are referred to our back-office support function. We believe this strategy will allow us to strengthen our already high levels of customer satisfaction, while increasing the productivity of our customer service department and reduced costs associated with customer service calls.

We believe that achieving and maintaining a clear lead in customer satisfaction is important to maintain our high quality customer base and our position in the Brazilian mobile telecommunication industry and to position us to benefit whenever number portability is introduced in Brazil.

Billing and Collection

Our company-wide, integrated billing and collection systems are provided by a third-party vendor. These systems have four main functions:

•	customer registration;

•	customer information management;

•	accounts receivable management; and

•	billing and collection.

These billing systems give us significant flexibility in developing service plans and billing options. Certain aspects of billing mobile customers in Brazil are regulated by Anatel. Currently, if a customer’s payment is more than 15 days overdue, we usually suspend the customer’s ability to make calls, and if the payment is 30 days overdue, the customer will not be able to make outgoing calls or receive incoming calls. After 75 days from the customer’s payment due date, we generally discontinue service entirely, although discontinuation of service is sometimes delayed until 120 days after the due date for valued customers.

Pursuant to Anatel regulations, we and other telephone service providers periodically reconcile the interconnection and roaming charges owed among them and settle on a net basis. See “—Sources of Revenue—Interconnection Charges” and “—Sources of Revenue—Roaming Fees.” Currently, the roaming reconciliation process is largely managed by industry sponsored groups, including Verisign Clearing House for domestic roaming TDMA and MACH for domestic and international GSM, while the interconnection reconciliation process is primarily managed directly by us.

Fraud Detection and Prevention

“Subscription fraud,” which consists of using identification documents of another individual to obtain mobile services, and “cloning fraud,” which consists of duplicating the mobile signal of a mobile subscriber and thereby allowing the perpetrator to make calls using the subscriber’s signal, are the two principal types of fraud relating to mobile service. Since a substantial majority of our customers use GSM, an entirely digital technology, we experience a low level of “cloning fraud” which is fairly common in parts of Brazil for users of TDMA, CDMA and other technologies that use analog technology either entirely or in connection with some roaming services.

We have implemented cloning fraud-prevention measures, including restrictions on the level of international calls, and cloning fraud-detection measures, including review of call records to detect abnormal usage patterns, in an effort to detect fraud as quickly as possible and thereby reduce the associated costs. We use a nationwide fraud detection system licensed from Hewlett Packard. This system analyzes various aspects of mobile service usage, including simultaneous usage by a single customer, call frequency and unusually high usage patterns.

As part of our commitment to excellent customer service, in the limited instances in which our customers experience cloning fraud, the customer’s number, mobile telephone, or both, are changed free of charge. If subscription fraud has occurred, both the applicable number and the mobile telephone line are terminated. If part of a fraudulent call is carried by the network of another service provider, we are generally obligated to pay that service provider the applicable interconnection fee, regardless of whether we ever collect the receivable associated with the call.

Competition

Mobile Competitors

We have two major competitors in Brazil:

•	Vivo, which is jointly controlled by Portugal Telecom and Spain’s Telefónica Móviles, operates in eight wireless areas of Brazil recognized by Anatel, using TDMA and CDMA, but not GSM technology (Vivo does not operate in areas 4 and 10); and

•	Claro, which is controlled by America Móvil, operates in nine wireless areas of Brazil recognized by Anatel, using GSM and TDMA technology (Claro does not operate in area 8).

In addition, we also compete with Telemar, operating under the “Oi” brand, in areas 3 ,4, 8, 9 and 10; the Telemig Group in areas 4 and 8 and Brasil Telecom Celular in areas 5, 6 and 7.

Although Vivo has the largest number of subscribers in Brazil, we believe this is largely attributable to it being the successor to the largest number of legacy monopoly wireless providers resulting from the privatization of the Brazilian telecommunications industry. We also believe we have a technological advantage over Vivo, which does not offer GSM technology.

See “The Brazilian Mobile Telecommunications Industry—Leading Service Providers” for a more detailed description of our competitors and their operations.

The Brazilian mobile telecommunications industry is highly competitive. One or more of our competitors may have greater financial or technical resources than us or more regional experience. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot be assessed with precision and that are beyond our control. Among such factors are our competitors’ size, experience, business strategies and capabilities, the prevailing market conditions and the applicable regulations.

Other Competition

We also compete with fixed line telephone service providers. The fixed line incumbent providers in Brazil, Telemar, Brasil Telecom and Telefonica, are offering packages of services including voice (both fixed line and mobile), broadband and other services, an approach called “bundling”. Fixed line providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers.

On April 27, 2000, Anatel issued Resolution No. 221/00, regulating Specialized Mobile Service, or trunking, which is based on push-to-talk technology, with rules similar to the ones applicable to the mobile telecommunications services. Trunking service providers are not permitted to offer their services to individuals, and, therefore, will be competing with us exclusively in the corporate segment of our market. Nextel has provided trunking services in Brazil since 2001.

Property, Plant and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of March 31, 2006, we had 50 mobile switches in GSM and 33 in TDMA technologies and 8,427 GSM radio base stations and 2,381 TDMA base radio stations. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On March 31, 2006, we owned approximately 177,296 square meters and leased approximately 146,906 square meters of real property, all of which were available for installation of our equipment. We also lease approximately 136,953 square meters and own approximately 74,935 square meters of office space. There are no encumbrances that may affect our utilization of our property or equipment.

Employees

As of March 31, 2006, we had 9,167 full-time employees. The following table sets forth a breakdown of our employees at each period end, including all employees of TIM Celular, TIM Maxitel, TIM Nordeste and TIM Sul.

	As of March 31, 2006	As of December 31,
		2005	2004	2003
Total number of employees	9,167	9,059	6,959	6,007
Number of employees by category of activity
Network	932	935	937	809
Sales and marketing	3,229	3,185	2,671	2,406
Information technology	381	366	329	325
Customer care	3,527	3,480	2,173	1,789
Support and other	1,098	1,093	849	678

All of our employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações—Fenattel, and the Federação Interestadual dos Trabalhadores em Telecomunicações—Fittel or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. We negotiate a new collective labor agreement every year with the local unions. The collective agreements currently in force expire in 2007. Management considers our relations with our work force to be satisfactory. We have not experienced a work stoppage that had a material effect on our operations.

Taxes on Telecommunications Goods and Services

For a discussion of taxes on telecommunications goods and services, see “Item 4. Information on the Company—Taxes on Telecommunications Goods and Services” in our Annual Report incorporated in this prospectus by reference.

Regulation of the Brazilian Telecommunications Industry

For a description of the regulations to which we are subject see “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” in our Annual Report incorporated in this prospectus by reference.

Currently, we hold licenses, including licenses held by TIM Celular, to provide mobile telecommunications services under the Serviço Movel Pessoal, commonly referred to as PCS, regime in all three regions of Brazil, I, II and III, under the PCS’s general licensing plan and a license held by TIM Celular to provide national long distance services. In turn, the Brasil Telecom Group holds licenses to provide PCS services in Region II of the PCS’s general licensing plan, equivalent to wireless authorization areas 5, 6 and 7 as shown on page 11, and a license to provide national and international long distance services. Anatel prohibits the provision of the same services, by the same legal entity, whether directly or indirectly, in the same Region. Under the broad definition of the expression “directly or indirectly” and considering that our indirect parent, Telecom Italia, also indirectly holds certain equity participations and shareholders’ rights in connection with the Brasil Telecom Group, the Brasil Telecom Group may be viewed as our affiliate and controlled by Telecom Italia for regulatory purposes in Brazil. The consequence of such affiliation is that there would currently exist an impermissible overlap between the PCS licenses held by us in Region II and our license to provide national long distance services and certain of the licenses held by the Brasil Telecom Group. Anatel has determined that the Telecom Italia Group and the

Brasil Telecom Group should find a solution for such overlap within an 18-month period that expires on October 28, 2006. Absent a negotiated solution, upon expiration of this period, Anatel itself will decide how to resolve such overlap and the parties could be subject to penalties, which may range from monetary fines to the revocation of the overlapping licenses held by the parties.

Therefore, the relevant parties involved shall continue seeking a mutually acceptable solution to resolve the overlap by the October 2006 deadline in order to comply with the Anatel determination. In the absence of a timely solution for such overlap, we could be subject to penalties that may include the termination of our overlapping licenses. Any partial or total revocation of our licenses would have a material adverse effect on our strategy, operations, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risk Relating to Our Business” in our Annual Report incorporated in this prospectus by reference.

TAX CONSIDERATIONS

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

Material Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by an individual, entity, trust or organization resident or domiciled outside Brazil for tax purposes (a “Non-Resident Holder”). The following discussion summarizes the principal tax consequences applicable under Brazilian law to a Non-Resident Holder of preferred shares in general, and, therefore, it does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. It is based upon the tax laws of Brazil as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in that law may change the consequences described below. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian tax consequences to it of an investment in our preferred shares or ADSs.

Income Tax

Dividends

Dividends paid by a Brazilian corporation, such as us, including stock dividends and other dividends paid to a Non-Resident Holder of preferred shares or ADSs, are currently not subject to withholding income tax in Brazil to the extent that such amounts arc related to profits generated as of January 1, 1996.

Interest Attributable to Stockholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as us, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on profits as well, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate, or TJLP, as determined by the Central Bank of Brazil from time to time, and the amount of the deduction may not exceed the greater of:

•	50% of net income (after social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Tax Haven – that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment (“Tax-Haven Residents”). These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

Gains

Preferred Shares

According to Law No. 10,833/03, the gains related to disposition or sale of assets located in Brazil, such as the preferred shares, are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the Non-Resident Holder to a resident or person domiciled in Brazil or not.

Gains realized as a result of a transaction are the excess of the amount in reais realized on the sale or exchange of a security over its acquisition cost measured in reais (without correction for inflation).

There are arguments to sustain that the acquisition cost of a security registered as a direct investment with the Central Bank of Brazil calculated on the basis of the foreign currency amount so registered, translated into reais at the commercial market rate on the date of such sale or exchange.

For purposes of taxation of gains earned in a sale or disposition of preferred shares, two situations should be considered:

•	gains earned by Non-Resident Holders registered under the National Monetary Council Resolution No. 2,689, issued by the Central Bank of Brazil on January 26, 2006 (“Resolution CMN 2,689”), other than Tax-Haven Residents, are not subject to income tax (unless the sale takes place outside a Brazilian stock exchange, in which case the gains are subject to a 15% income tax); and

•	gains earned by Non-Resident Holders who invest in Brazil through any means other than under Resolution CMN 2,689 (“Non-Registered Investors”) and Tax-Haven Residents—whether or not they are registered under Resolution CMN 2,689.

In this last situation, gains derived from the sale of the preferred shares on the Brazilian stock exchange by Non-Registered Investors and Tax-Haven Investors are subject to income tax at a rate of 15%. The sale or disposal of preferred shares will also be subject to withholding income tax at a rate of 0.005%. Furthermore, a sale of preferred shares outside a Brazilian stock exchange will be subject to income tax at a rate of 15% or, in the case of Tax Haven Residents, 25%.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference in reais between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of common shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25% (in case of Tax-Haven Residents).

Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to preferred shares will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

ADSs

As a general rule, gains realized on disposition transactions carried out with a Brazilian resident or not, may be subject to taxation in Brazil. Exception is made to gains realized outside Brazil by a Non-Resident Holder to another Non-Resident Holder, which are not subject to Brazilian income tax, so long as the assets involved are not considered located in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15% or 25% in the case of Tax-Haven Residents, if the acquisition cost of the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as above will be considered to be a capital gain. Such taxation is not applicable in case of Non-Resident Holders registered under Resolution CMN 2,689 other than Tax-Haven Residents, which are currently not subject to income tax in such transaction.

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax.

Any exercise of preemptive rights relating to the ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to preferred shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

Tax on Foreign Exchange and Financial Transactions (“IOF TAX”)

Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange Tax, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance is permitted to increase the rate at any time, up to 25%. However, any increase in rates may only apply to future transactions.

Tax on Transactions Involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF applicable to transactions involving stocks is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% per day, but only in respect to future transactions.

Temporary Contribution Financial Transactions (“CPMF Tax”)

Any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF tax, at the rate of 0.38%. Currently, the funds transferred for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

When applicable, the CPMF Tax must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the relevant financial transaction.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of stocks, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of shares.

U.S. Federal Income Tax Considerations

This summary describes the principal tax consequences of the ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of preferred shares or ADSs. This summary applies only to purchasers of preferred shares or ADSs that will hold preferred shares or ADSs as capital assets for tax purposes and does not apply to special classes of holders such as dealers and traders in securities or currencies, holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, holders that own or are deemed to own 10% or more of our voting stock (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, certain financial institutions, real estate investment trusts, regulated investment companies, insurance companies, persons that acquired our preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, holders liable for the alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding preferred shares or ADSs in a hedging transaction or as part of a straddle, conversion, constructive sale transaction or other integrated transaction.

Each holder should consult such holder’s own tax adviser concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in preferred shares or ADSs.

In this discussion, references to ADSs also refer to preferred shares, except as otherwise indicated, and references to a “U.S. holder” are to a beneficial holder of an ADS that is

•	a citizen or resident of the United States of America,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States of America or any political subdivision thereof or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

For purposes of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), holders of ADSs will be treated as owners of the preferred shares represented by such ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules described below, a U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian, or by the U.S. holder in the case of a holder of preferred shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian, or by a U.S. holder in the case of a holder of preferred shares regardless of whether the payment is in fact converted into U.S. dollars. If the custodian, or U.S. holder in the case of a holder of preferred shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States. Subject to certain limitations, Brazilian income tax withheld, if any, in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. The rules governing foreign tax credits are complex, and U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a preferential rate, which preferential rate will expire in the future, if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not considered a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year, as discussed below. In addition, although there can be no assurance, based on our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate becoming a PFIC in the future.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a U.S. exchange. Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized on the disposition of the ADS and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax, will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. Generally, long-term capital gain recognized by an individual holder is subject to taxation at a preferential rate, which preferential rate will expire in the future. The deductibility of capital losses is subject to limitations. The gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

PFIC Rules

We believe that the ADSs were not treated as stock of a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2005 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an ADS, certain adverse consequences could apply to the U.S. holder. If we are treated as a PFIC for any taxable year, gain recognized by such U.S. holder on a sale or other disposition of the ADS would be allocated ratably over the U.S. holder’s holding period for the ADS. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs in excess of 125% of the average of the annual distributions on ADSs received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or the preferred shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

We may sell the securities from time to time in their initial offering, or selling securityholders may resell securities from time to time as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing securityholders. In some cases, we or dealers acting with us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in your prospectus supplement.

The securities we or selling securityholders distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We or selling securityholders may solicit offers to purchase the securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase securities from the public on our behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act.

From time to time, we may sell, or selling securityholders may resell, securities to one or more dealers as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those securities to the public.

We may sell, or selling securityholders may resell, securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell securities to underwriters, we will execute an underwriting agreement with them at the time of sale and will name them in your prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. Your prospectus supplement will include information about any underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

If we offer securities in a subscription rights offering to our existing securityholders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

We or selling securityholders may authorize underwriters, dealers and agents to solicit from third parties offers to purchase securities under contracts providing for the payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we or any selling securityholders may pay for soliciting these contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of preferred shares or ADSs, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of preferred shares or ADSs. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against civil liabilities, including liabilities under the Securities Act.

In connection with an offering, the underwriters may purchase and sell securities in the open market and may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. These transactions may include overalloting the offering, creating a syndicate short position, and engaging in stabilizing transactions and purchases to cover positions created by short sales. Overallotment involves sales of the securities in excess of the principal amount or number of the securities to be purchased by the underwriters in the applicable offering, which creates a short position for the underwriters. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount it received because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, TIM Participações and its subsidiaries.

Pursuant to a requirement of the National Association of Securities Dealers, Inc., the maximum compensation paid to underwriters in connection with any offering of the securities will not exceed 8% of the maximum proceeds of such offering.

VALIDITY OF THE SECURITIES

The validity of the preferred shares and other matters governed by Brazilian law will be passed upon for us by Machado, Meyer, Sendacz e Opice, São Paulo, Brazil, our Brazilian counsel, and for the underwriters of any offering by Souza, Cescon Avedissian, Barrieu e Flesch, São Paulo, Brazil. Certain matters of U.S. law in connection with any offering will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York, our U.S. counsel, and will be passed upon for the underwriters of any offering by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of TIM Participações S.A. included in the TIM Participações S.A. Annual Report (Form 20-F) for the year ended December 31, 2005, have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of TIM Participações S.A. and the consolidated financial statements of TIM Celular S.A included in the TIM Participações S.A. Form 6-K dated May 15, 2006, have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Technical Glossary

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this prospectus, any prospectus supplement and the documents incorporated in this prospectus by reference.

Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

ARPU (Average Revenue Per User): A measure used in the mobile telecommunications industry to evaluate the revenue generated by customers.

Broadband services: Services characterized by a transmission speed of 2Mbit/s or more. According to international standards, these services are interactive services, including video telephone/videoconferencing (both point to point and multipoint).

Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

EDGE (Enhanced Data rates for Global Evolution): A technology that provides enhanced functionality and facilitates the use of advanced technology over mobile devices.

GSM (Global System Mobile): A standard of digital mobile telecommunications technology.

Interconnection charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge.”

Mobile service: A mobile telecommunications service provided by means of a network of interconnected low powered radio base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point connections.

Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of customers by the population to which the service is available and multiplying the quotient by 100.

Roaming: A function that enables customers to use their mobile telephone on networks of service providers other than the one with which they signed their initial contract.

Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDMA (Time Division Multiple Access): A standard of digital mobile telecommunications technology.

Value-Added Services: Value-added services provide additional functionality to the basic transmission services offered by a telecommunications network.

WAP (Wireless Application Protocol): A specification for a set of telecommunications protocols to standardize the way that wireless devices, such as mobile telephones and radio receivers, can be used to access the internet.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.	Indemnification of Directors and Officers

Neither the laws of Brazil nor our constitutive documents provide for indemnification of our controlling persons, directors and officers. However, our directors, officers and certain of our controlling persons benefit from insurance against civil liabilities, including civil liabilities in connection with the registration, offering and sale of the securities.

Item 9.	Exhibits

Number	Description

1.1	Form of Underwriting Agreement.*

3.1	By-laws of TIM Participações S.A., as amended (English and Portuguese), which is incorporated by reference to the Registrants’ Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2006.

4.1	Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., JPMorgan Chase Bank, as depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to the registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.

5.1	Opinion of Brazilian counsel as to the validity of the securities.

15.1	Letter regarding unaudited interim financial information from Directa Auditores Independentes.

23.1	Consent of Ernst & Young Auditores Independentes S.S.

23.2	Consent of Brazilian counsel (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be incorporated by reference from a subsequently filed Form 6-K.

Item 10.	Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include in the prospectus any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2. That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4. To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

5. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of either of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

7. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statements shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TIM Participações S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Rio de Janeiro, The Federative Republic of Brazil, on May 16, 2006.

TIM PARTICIPAÇÕES S.A.

By:	/S/ MARIO CESAR PEREIRA DE ARAUJO
Name: Mario Cesar Pereira de Araujo Title: Chief Executive Officer

By:	/S/ STEFANO DE ANGELIS
Name: Stefano De Angelis Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the individuals whose signature appears below constitutes and appoints Mario Cesar Pereira de Araujo and Stefano De Angelis, and each of them, his true and lawful attorney-in-fact and agent, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities set forth below on May 16, 2006.

Name	Title

/S/ MARIO CESAR PEREIRA DE ARAUJO Mario Cesar Pereira de Araujo	Chief Executive Officer (Principal Executive Officer)

/S/ STEFANO DE ANGELIS Stefano De Angelis	Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ GIORGIO DELLA SETA FERRARI CORBELLI GRECO Giorgio della Seta Ferrari Corbelli Greco	Chairman of the Board of Directors

Isaac Selim Sutton	Director

/S/ FRANCO BERTONE Franco Bertone	Director

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the authorized representative, solely in its capacity as the duly authorized representative of TIM Participações S.A. in the United States, has duly caused this registration statement to be signed on its behalf by the undersigned in The City of Newark, State of Delaware, on May 16, 2006.

PUGLISI & ASSOCIATES

By:	/S/ GREGORY F. LAVELLE
Name: Gregory F. Lavelle Title: Managing Director

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement.*

3.1	By-laws of TIM Participações S.A., as amended (English and Portuguese), which is incorporated by reference to the Registrants’ Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2006.

4.1	Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., JPMorgan Chase Bank, as depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to the registrant’s Annual Report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

5.1	Opinion of Machado, Meyer, Sendacz e Opice as to the validity of the securities (Brazilian law).

15.1	Letter regarding unaudited interim financial information from Directa Auditores Independentes.

23.1	Consent of Ernst & Young Auditores Independentes S.S.

23.2	Consent of Machado, Meyer, Sendacz e Opice (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be incorporated by reference from a subsequently filed Form 6-K.